Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated July 10, 2025 Relating to Preliminary Prospectus Supplement dated July 10, 2025 And Prospectus dated October 9, 2024 Registration No. 333-282560 Opportunistic Follow-On Offering & Acquisition of The Farmers Savings Bank July 10, 2025 NASDAQ: CIVB

Legal Disclaimers Forward-Looking Statements. This presentation may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements express management’s current expectations, estimates or projections of future events, results or long-term goals. All statements other than statements of historical fact, including statements regarding the proposed merger between Civista Bancshares, Inc. (the “Company”), Civista Bank (the “Bank”) and The Farmers Savings Bank (“Farmers”) and the concurrent proposed underwritten follow-on public offering of the Company’s common shares, are forward-looking statements. Forward-looking statements are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. All statements in this material speak only as of the date they were made, and we undertake no obligation to update any statement except to the extent required by law. Forward-looking statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause actual results or performance to differ from those expressed or implied by the forward-looking statements. Factors that could cause actual results or performance to differ from those discussed in the forward-looking statements include: • risks related to the merger, including the risk that we may fail to complete the merger on the terms and timing currently contemplated or at all, and/or to realize the expected benefits of the merger; • the risk that integration of Farmers may divert the attention of the management teams of the Company and Farmers and cause a loss of momentum in their ongoing businesses; • the risk of unforeseen and underestimated liabilities of Farmers that may exist; • business disruptions or loss of key employees in connection with the merger; • adverse developments in the equity markets or overall economy could affect the trading price of the Company’s common shares and the ability to complete the proposed follow-on offering on favorable terms or at all; and • the other risks identified from time to time in our public filings with the SEC, including those risks identified in “Item 1A. Risk Factors” of Part I of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and in “Item 1A. Risk Factors” of Part II of the Company’s Quarterly Report for the quarter ended March 31, 2025. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Important Additional Information and Where to Find it. In connection with the proposed merger, the Company expects to file with the SEC a Registration Statement on Form S-4 that will include relevant documents concerning the proposed merger. Shareholders of Farmers are urged to read the Form S-4 and any other relevant documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger, and the respective companies. Once filed, these documents will be available at no charge on the SEC’s website (www.sec.gov) and on the Investor Relations section of the Company’s website. The information in this presentation is qualified in its entirety by reference to the detailed information in those SEC filings. Any summaries or descriptions of legal agreements or the transactions in this presentation are not complete and are qualified by the actual agreements and documents as filed with the SEC. Before making any voting decision, security holders should carefully review all of these documents and should not rely solely on the information contained in this presentation. Registration Statement; No Offer or Solicitation. This presentation is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. . Any offer to sell or solicitation of an offer to purchase securities of the Company will be made only pursuant to a prospectus supplement and related prospectus filed with the SEC. The Company has filed a “shelf” registration statement (File No. 333-282560) (including a base prospectus (the “Base Prospectus”)) on October 9, 2024, and the related preliminary prospectus supplement on July 10, 2025 (the “Preliminary Prospectus Supplement”) with the SEC for the offering of the Company’s common shares to which this communication relates. Before you invest, you should read the Base Prospectus, the Preliminary Prospectus Supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Base Prospectus and the Preliminary Prospectus Supplement if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com. Use of Non-GAAP Financial Measures. This presentation contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States (“GAAP”). These non- GAAP financial measures include “Tangible Common Equity,” “Tangible Book Value Per Share,” “Tangible Assets,” “Tangible Common Equity to Tangible Assets,” and “Return on Tangible Common Equity.” The Company believes that these non-GAAP financial measures provide both management and investors a more complete understanding of the Company’s profitability. These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Not all companies use the same calculation of these measures; therefore, this presentation may not be comparable to other similarly titled measures as presented by other companies. Reconciliations of these non- GAAP financial measures are provided at the end of this presentation. Participants in the Solicitation. The Company and its respective directors and executive officers may be deemed to be participants in respect of the proposed transactions. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K, which was filed with the SEC on March 10, 2025. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement/prospectus and other relevant materials filed with the SEC regarding the proposed transactions when they become available. Third-Party Sources of Information: Certain information contained in this presentation and statements made orally during this presentation relate to or are based on publications and other data obtained from third party sources. While we believe these third party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from such third party sources. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company, Civista Bank or Farmers after the date hereof. 2

Overview of the Transactions

Strategic Acquisition of Farmers Savings Bank

- Strengthens presence in Cleveland MSA (Medina and Lorain) counties, enhancing competitive advantage and allowing for greater customer acquisition
- Financially compelling:
  - Acquiring low cost core deposit franchise with 46% loans/deposits
  - Lowers combined CRE concentration ratio
  - Securities portfolio provides additional liquidity
  - High single-digit EPS accretion, manageable TBV per share dilution and TBV earnback (3 years)
- Combined assets of $4.5 billion at close (est. 12/31/2025)
  - CIVB: $4.1 billion assets at 3/31/2025
  - Farmers: $285 million assets at 3/31/2025

CIVISTA BANCSHARES, INC. ●

The Farmers Savings Bank ●



Sandusky
Napoleon
Akron
Dayton
Columbus
Cincinnati

Follow-On Offering

- $70 million common stock base deal
- Supports organic growth opportunities, future strategic transactions and general corporate purposes

Tangible Common Equity / Tangible Assets[1,2]



6.6%
7.0%
8.4%
CIVB 2025 Q1
Pro Forma CIVB / Farmers at Close
Pro Forma CIVB / Farmers + Capital Raise

Regulatory CRE Concentration[3]



362%
340%
297%
CIVB 2025 Q1
Pro Forma CIVB / Farmers at Close
Pro Forma CIVB / Farmers + Capital Raise

Source: Company Management, S&P Capital IQ Pro
1) Non-GAAP financial metric. Please refer to "Non-GAAP Reconciliation" page
2) Assumes common equity raise base offering with gross proceeds of $70 million
3) Reflects bank level Call Report financial data

3

Acquisition of Farmers Savings Bank 4

CIVISTA BANCSHARES, INC.

Transaction Rationale

Accelerates Presence & Growth in Northeast Ohio	➢ Adds two branches in Northeast Ohio and $183 million in low-cost core deposits ➢ Farmers' 46% loan-to-deposit ratio and $161 million securities portfolio provide ample liquidity for Civista to fund its loan growth throughout its franchise ➢ Pristine asset quality with $1.5 million in cumulative net loan *recoveries* over the last 10 years[1]
Financially Attractive	➢ ~10% EPS accretion once cost savings are fully phased-in ➢ Tangible book value earnback period of 3 years using the crossover method ➢ Farmers' securities portfolio to be marked and liquidated at close ➢ Improves pro forma net interest margin
Low Risk	➢ Adjustment to merger consideration will occur should Farmers' securities portfolio lose value prior to closing ➢ Key shareholders have signed deposit retention agreements and share lock-up agreements ➢ Acquisition is in-market—less than 50 miles between each bank's headquarters ➢ Detailed bottom-up expense savings and one-time cost analysis by Civista due diligence team

1) 4/1/2015 through 3/31/2025

5

Meets CIVB’s M&A Target Criteria Community banks positioned in Ohio or contiguous states Banks with assets between ~$300 million and ~$1.5 billion Low loan to deposit ratio Reasonable cost of deposits Accretive to earnings per share Allow Civista to maintain strong capital levels Acceptable tangible book value earn back period Operational compatibility Cultural fit Identifiable cost savings and synergies Manageable credit issues 6

Overview of Farmers Savings Bank Pro Forma Branch Footprint Company Highlights Ø Headquartered in Spencer, Ohio, approximately 45 Farmers (2) CIVB (42) miles southeast of downtown Sandusky, Ohio and 50 miles from Cleveland, Ohio Ø Incorporated in 1925, has deep roots in the Spencer community, evolving from a small general store and bank to a robust financial institution with over $285 million in assets Ø Prides itself on being a small-town bank with a personal touch, actively engaging with the community, providing tailored financial solutions 2025 Q1 Financial Highlights ($ in millions) Valuable Core Deposit Franchise Total Assets $285 Ø 46% Loan / Deposit Ratio Gross Loans $107 Ø 53% of Portfolio Consists of High Quality Total Securities $161 Non-Time Deposits Total Deposits $233 Ø 2025 Q1 Total Cost of Deposits: 1.72% Total Equity $51 Ø 52% Combined Deposit Market Share in Tang. Common Equity / Tang. Assets 17.9% Spencer, Ohio and Wellington, Ohio NPAs ex-TDRs / Assets 0.52% Source: S&P Capital IQ Pro 7

Logical, Low-Risk Expansion Acquired Balance Sheet Provides Significant Liquidity Experienced Acquirer in an Uncertain Rate Scenario Announcement Target Assets at Target Assets as Target Date Annc. ($MM) % of Civista CIVB & Farmers Loan-to-Deposit Ratio 2021 – 2025 YTD 9/11/2014 $105 9% 3/12/2018 $546 36% 1/10/2022 $329 11% 7/10/2025 $285 7% CIVB¹ ü Provides ample liquidity for Civista to deploy in the Cleveland MSA and its other growth metro markets ü Civista has a proven track-record of loan growth capabilities with overall loan growth of 78% and a 12% CAGR since 2020 1) Branches shown pro forma for pending acquisition of Farmers Savings Bank 8 Source: S&P Capital IQ Pro

Pro Forma Loan Composition

Dollar values in thousands as of March 31, 2025

CIVB		
Loan Type	**Balance**	**% Total**
1-4 Family	$777,674	25.0%
Multifamily	333,228	10.7%
OO-CRE	378,095	12.2%
NOO-CRE	912,796	29.4%
C&D	297,588	9.6%
C&I	325,453	10.5%
Consumer	11,329	0.4%
Farm	22,399	0.7%
Other	49,798	1.6%
Total Loans & Leases	**$3,108,360**	**100.0%**



Consumer 0.4%
Farm 0.7%
Other 1.6%
C&I 10.5%
1-4 Family 25.0%
C&D 9.6%
Multifamily 10.7%
NOO-CRE 29.4%
OO-CRE 12.2%

Yield on Loans: 6.23%

Dollar values in thousands as of March 31, 2025

Farmers		
Loan Type	**Balance**	**% Total**
1-4 Family	$72,693	68.0%
Multifamily	571	0.5%
OO-CRE	0	0.0%
NOO-CRE	11,493	10.7%
C&D	986	0.9%
C&I	5,257	4.9%
Consumer	1,431	1.3%
Farm	13,693	12.8%
Other	854	0.8%
Total Loans & Leases	**$106,978**	**100.0%**



Farm 12.8%
Other 0.8%
Consumer 1.3%
C&I 4.9%
C&D 0.9%
NOO-CRE 10.7%
Multifamily 0.5%
1-4 Family 68.0%

Yield on Loans: 5.68%

Dollar values in thousands as of March 31, 2025

Pro Forma[1]		
Loan Type	**Balance**	**% Total**
1-4 Family	$850,367	26.4%
Multifamily	333,799	10.4%
OO-CRE	378,095	11.8%
NOO-CRE	924,289	28.7%
C&D	298,574	9.3%
C&I	330,710	10.3%
Consumer	12,760	0.4%
Farm	36,092	1.1%
Other	50,652	1.6%
Total Loans & Leases	**$3,215,338**	**100.0%**



Consumer 0.4%
Farm 1.1%
Other 1.6%
C&I 10.3%
1-4 Family 26.4%
C&D 9.3%
Multifamily 10.4%
NOO-CRE 28.7%
OO-CRE 11.8%

Yield on Loans: 6.22%

1) Pro forma loan composition does not reflect purchase accounting or other adjustments

Note: Loan composition and totals reflect bank level call report data; Loan yields reflect consolidated financial data; Totals may not sum due to rounding

Source: S&P Capital IQ Pro

9

Pro Forma Deposit Composition Dollar values in thousands as of March 31, 2025 Dollar values in thousands as of March 31, 2025 Dollar values in thousands as of March 31, 2025 CIVB Farmers Pro Forma¹ Deposit Type Balance % Total Deposit Type Balance % Total Deposit Type Balance % Total NIB $660,416 20.3% NIB $31,746 13.6% NIB $692,162 19.9% Non-Time IB 1,624,325 50.0% Non-Time IB 92,655 39.8% Non-Time IB 1,716,980 49.3% Retail Time 819,617 25.2% Retail Time 58,252 25.0% Retail Time 877,869 25.2% Jumbo Time 146,263 4.5% Jumbo Time 50,342 21.6% Jumbo Time 196,605 5.6% Total Deposits $3,250,621 100.0% Total Deposits $232,995 100.0% Total Deposits $3,483,616 100.0% Jumbo Time Jumbo Time Jumbo Time NIB 4.5% 5.6% NIB NIB Retail Time 21.6% Retail Time 13.6% 19.9% 25.2% 20.3% 25.2% Retail Time 25.0% Non-Time IB Non-Time IB Non-Time IB 39.8% 49.3% 50.0% Loan / Deposit Ratio 95.6% Loan / Deposit Ratio 45.9% Loan / Deposit Ratio 92.3% Cost of Deposits: 1.99% Cost of Deposits: 1.72% Cost of Deposits: 1.97% 1) Pro forma deposit composition does not reflect purchase accounting or other adjustments 10 Note: Deposit composition and totals reflect bank level call report data; Deposit costs reflect consolidated financial data; Totals may not sum due to rounding; Jumbo time deposits defined as time deposits greater than $250,000 Source: S&P Capital IQ Pro

CIVISTA BANCSHARES, INC.

Transaction Summary

Transaction Consideration	➢ $70.4 million in aggregate consideration[1 2] ➢ Consideration mix: ~50% cash / ~50% stock[1] ➢ Fixed exchange ratio for stock portion of consideration, fixed cash per share for cash portion of consideration
Valuation and Impact	➢ 138% of Farmers' Price / Tangible Book Value as of March 31, 2025[1] ➢ Core deposit premium of 10.6%[3] ➢ 4.9% TBV dilution at closing, inclusive of both buyer and seller transaction costs and CECL day 2 provision ➢ Tangible book value dilution earned back in 3 years using the cross-over method ➢ Pro forma TCE / TA ratio of ~7.0%
Key Transaction Assumptions	➢ Estimated transaction closing of 12/31/2025 for modeling purposes ➢ One-time, pre-tax transaction and integration expenses of $4.0 million ➢ Cost savings estimated at 30% of Farmers' non-interest expense base ▪ 75% phased-in during 2026 and 100% thereafter ➢ Core deposit intangible of 3.0% (Amortized over a 10 year period using the sum of years digits method) ➢ Gross credit mark of $2.5 million ➢ Loan interest rate mark of $6.0 million ➢ Redeployment of securities and excess liquidity into loans over the next two years after close ➢ Purchase price adjustment if Farmers' adjusted shareholders equity not equal to $56.0 million at close[4]

1) Based on CIVB common stock closing price of $24.72 as of 7/9/2025.
2) Based on Farmers' 500 common shares outstanding.
3) Core deposits defined as total deposits less time deposits over $250k.
4) Per section 1.5 in the agreement and plan of merger

11

Follow-on Offering 12

Terms of the Proposed Offering Civista Bancshares, Inc. (NASDAQ: CIVB) Issuer Common Stock Security $70 million Base Offering Size Follow-on, 100% Primary Shares Offering Type 15% Overallotment Option 90 Days Lockup Period After Market Close on July 10, 2025 Anticipated Pricing General corporate purposes including supporting organic growth Use of Proceeds opportunities and future strategic transactions Sole Bookrunning Manager 13

Corporate Overview Ø Bank founded in 1884 and headquartered in Sandusky, Ohio th Ø 10 Largest Publicly Traded Commercial Bank Headquartered in Ohio Ø Community Banking Focused Operations in 17 counties across Ohio, Indiana and Kentucky – 40 Branches – Two Loan Production Offices – Operations in the five largest Ohio MSAs Ø Civista Leasing and Finance (CLF) is a national equipment leasing and finance operation with equipment leased in all 50 states Ø Full-service banking organization with diversified revenue streams: – Commercial Banking – Retail Banking – Treasury Management – Wealth Management – Private Banking – Mortgage Banking – Equipment Leasing 14

Experienced Management Team Richard J. Dutton Charles A. Parcher Dennis G. Shaffer Senior Vice President Executive Vice President Chief Executive Officer Chief Operating Officer Chief Lending Officer and President 39 years in banking 37 years in banking 40 years in banking Joined in 2006 Joined in 2016 Joined in 2009 Robert L. Curry, Jr. Michael D. Mulford Ian Whinnem Lance A. Morrison Senior Vice President Senior Vice President Senior Vice President Senior Vice President Chief Risk Officer Chief Credit Officer Chief Financial Officer General Counsel and Corporate Secretary 38 years in banking 33 years in banking 29 years in banking Joined in 2022 Joined in 2023 Joined in 2024 12 years in banking Joined in 2018 Donna M. Russell L. Edwards Carl A. Kessler III Senior Vice President Senior Vice President Waltz-Jaskolski Chief Retail Officer Chief Information Officer Senior Vice President Customer Experience 25 years in banking 20 years in banking Officer Joined in 2019 Joined in 2020 20 years in banking Joined in 2017 Source: Company Website 15

Financial Trends Ø Expanded commercial loan growth in Columbus, Cleveland, Akron and Dayton markets – Since year-end 2019, loan portfolios in these markets have increased from $1.3 billion to $2.3 billion as of March 31, 2025 Ø Maintains a low cost, locally generated deposit base, primarily in rural markets Ø Increased focus on deepening deposit relationships and reducing reliance on wholesale funding has led to three consecutive quarters of deposit growth Ø Simplified, more predictable business model after exit of third-party tax refund processing Total Assets ($M) Total Gross Loans ($M) Total Deposits ($M) 16

Peer Comparison Net Interest Margin (%) Better than peer top quartile Yield on Loans (%) Total Cost of Deposits (%) Better than peer top quartile Better than peer median Note: S&P Capital IQ Peer data as of 3/31/2025 or the latest available date; Comparable peers include public banks $2-$6B in total assets in Ohio and contiguous states. 17 Source: S&P Capital IQ Pro

Loans and Leasing Loan Mix CRE Non-Owner Concentrations ($ in millions) ($ in millions) Total Non- Total Gross Owner Office: $212.8 million, Loans: 23.4% of Total $3.1 billion Non-Owner CRE CRE Non-Owner Office Details Civista Leasing and Equipment Financing ($ in millions) ($ in millions) Total: $212.8 million (6.9% of Total Gross Loans) 2025 Q1 YTD Production Office by Collateral Type Central Business District vs. Suburban Ø YTD Funded: $16.2 million Ø Sold: $7.6 million Ø Net Production: $8.6 million Ø Average Yield on Total Portfolio: 9.23% Ø Average Yield on Q1 Originations: 9.63% Note: As of 3/31/2025; Totals may not sum due to rounding 18

10-Year History of Civista Acquisition: Ø Civista has a history of steady organic growth Terminated tax refund processing: supplemented with opportunistic acquisitions Acquisition: January 2024 Announced supporting consistent dividend increases July 2025 Organic Assets ($B) $285M in Assets Closed July 2022 Acquired Assets ($B) $4.1 $327M in Assets Quarterly Dividend $3.9 $3.7 Acquisition: $3.2 $3.1 Acquisition: Closed Sept. 2018 $551M in Assets $2.6 $2.3 Closed March 2015 $103M in Assets $1.6 $1.6 $0.17 $1.5 $0.16 $0.15 $1.4 $0.14 $0.12 $0.11 $0.09 $0.07 $0.06 $0.05 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 ‘25 Source: S&P Capital IQ Pro 19

Why Invest in Civista? Ø 141-year-old community bank franchise with a proven operating model in rural and growth markets – Since 2019, Civista has increased total deposits by $1.6 billion or 66% (75% of which was organic) and total loans by $1.4 billion or 82% (83% of which was organic) – Civista generates loans and deposits in each of Ohio’s five largest MSAs Ø Seasoned management team with extensive M&A experience – Average banking experience of 29 years within Civista’s senior management team – Completed eight bank acquisitions since the formation of the holding company in 1987 Ø Disciplined and strategic underwriting resulting in strong credit quality – Nonperforming loans as percentage of total loans is 1.00% as of March 31, 2025 – CRE is a core competency, but central business district office loans represents less than 1% of total loans Ø Premier core deposit franchise – Low cost, locally generated deposit base with a Q1 2025 cost of deposits of 1.50% (excluding brokered) – Strong core deposit growth has seen core deposits grow 16% YoY Ø Strong earnings and expanding net interest margin – Q1 2025 net income of $10.2 million, an increase of $3.8 million compared to Q1 2024 – NIM of 3.51% in Q1 2025, compared to 3.22% in Q1 2024, and 3.36% in Q4 2024 – LTM noninterest income to revenue¹ of 23.5% 1) Net interest income plus noninterest income 20

Well Positioned Post-Acquisition CIVB Stand-Alone as of March 31, 2025 CIVB Combined with Farmers Savings Bank at Closing¹ CIVB Combined with Farmers Savings Bank and Adjusted for $70 Million Common Stock Issuance at Closing¹ 1) Reflects bank level Call Report financial data 21 2) Assumes a transaction closing date of 12/31/2025

Q2 Snapshot Balance Sheet & Asset Quality Highlights 2025 Q2 Income Statement Highlights GAAP Core¹ ($ in thousands) May 31, 2025 March 31, 2025 Balance Sheet Highlights Net Interest Margin Total assets $4,173,228 $4,146,717 Securities available-for-sale, at fair value 642,029 646,145 3.45% – 3.51% 3.63% – 3.69% Gross loans held for investment 3,157,214 3,104,036 Loans held for sale 5,480 4,324 Goodwill and other intangible assets 132,771 133,026 Net Income Deposits 3,182,864 3,238,888 Total debt & borrowings 542,544 471,625 $9.6M – $10.4M $10.3M – $11.1M Total shareholder's equity 397,533 397,434 Asset Quality Earnings Per Diluted Common Share Special mention loans 58,798 $47,593 Substandard loans 38,968 44,520 Nonperforming assets & 90+PD 24,049 31,344 $0.62 – $0.67 $0.67 – $0.72 NPAs & 90+PD / total assets 0.58% 0.76% 1) Our net income for the quarter ended June 30, 2025 was positively impacted by non-recurring adjustments to our loan valuation resulting from a core system conversion during the second quarter, which positively impacted net income for the quarter ended June 30, 2025 by approximately $0.6 million on a pre-tax basis, and the release of a reserve established in Q3 2024 for a reconciling item associated with a system conversion, which positively impacted net income for the quarter ended June 30, 2025 by approximately $0.3 million on a pre-tax basis. Core profitability metrics exclude the impact of the aforementioned adjustments 22

Non-GAAP Reconciliation ($s in thousands, except per share data) As of and for the Years Ended Decemeber 31, 2020 2021 2022 2023 2024 1Q2025 Tangible Common Equity Total Shareholder's Equity - GAAP $350,108 $355,212 $334,835 $372,002 $388,502 $397,434 Less: Goodwill and intangible assets 84,926 84,432 136,454 135,028 133,403 133,026 Tangible Common Equity $265,182 $270,780 $198,381 $236,974 $255,099 $264,408 Total Shares Outstanding 1 5,898,032 14,954,200 1 5,728,234 15,695,424 15,487,667 15,519,072 Tangible book value per share $16.68 $18.11 $12.61 $15.10 $16.47 $17.04 Tangible Assets Total Assets - GAAP $2,768,862 $3,012,905 $3,639,445 $3,861,418 $4,098,469 $4,146,717 Less: Goodwill and intangible assets 84,926 84,432 136,454 135,028 133,403 133,026 Tangible assets $2,683,936 $2,928,473 $3,502,991 $3,726,390 $3,965,066 $4,013,691 Tangible common equity to tangible assets 9.88% 9.25% 5.66% 6.36% 6.43% 6.59% Net Income $32,192 $40,546 $39,427 $42,964 $31,683 $10,168 Return on Tangible Common Equity 12.14% 14.97% 19.87% 18.13% 12.42% 15.38%¹ 1) 1Q 2025 return on tangible common equity shown on an annualized basis 23